UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 21, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“Proposed Amalgamation”)

April 21, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“Proposed Amalgamation”).

This is in connection with the decision taken by the Board of Directors of HDFC Bank Limited (“HDFC Bank” / “the Bank”) approving the Scheme under Sections 230 to 232 of the Companies Act, 2013 (“Companies Act”), the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder, subject to receipt of various statutory and regulatory approvals.

The Bank in this regard had made certain requests with the Reserve Bank of India (“RBI”). In relation to some of these, the RBI vide its letter dated April 20, 2023, has provided certain forbearances/ clarifications. For some of the other requests, the response of the RBI is expected in due course.

The key/material aspects of the said letter are as below:

1.

Priority Sector Lending (“PSL”) – Adjusted Net Bank Credit may be calculated considering one-third of the outstanding loans of HDFC Limited as on the Effective Date of the Amalgamation (“Effective Date”) for the first year. The remaining two-thirds of the portfolio of HDFC Limited shall be considered over a period of next two years equally.

2.

Investments – Investments including subsidiaries and associates of HDFC Limited are allowed to continue as investments of HDFC Bank. The RBI has permitted HDFC Bank or HDFC Limited to increase the shareholding to more than 50% in HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited prior to the Effective Date.

Further, the RBI has permitted HDFC Bank to continue holding HDFC Limited’s stake in (a) HDFC Education and Development Services Private Limited, engaged in operating three education schools, for a period of two years from the Effective Date; (b) HDFC Credila Financial Services Limited, subject to the shareholding being brought down to 10% within two years from the Effective Date and not onboarding new customers.

3.	CRR, SLR, LCR and certain regulatory requirements – HDFC Bank shall continue to comply with extant requirements of CRR, SLR and LCR from the Effective Date without exceptions.

4.

Interest rate benchmarks – One time mapping of all borrowers of HDFC Limited would need to be done by HDFC Bank for benchmark and spreads. All retail, MSME and other floating rate loans sanctioned by HDFC Limited would be linked to appropriate benchmark within six months from the Effective Date.

5.

Loan Against Shares – Basis the list submitted by HDFC Limited, RBI has permitted loan against shares for promoter contribution / in excess of Rs. 20 lacs to the individuals, to continue for its existing duration / maturity.

6.	Income Recognition and Asset Classification – Subsequent to the Effective Date, asset classification of accounts in the books of HDFC Bank will be as per the norms applicable to banks.

The Bank may engage with the RBI for certain clarifications in respect of the said letter dated April 20, 2023. The Bank will also approach the RBI with the crystalised amounts of the liabilities as of the Effective Date.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.